U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

SEC FILE NUMBER
000-27866

CUSIP NUMBER
Common 88-0271109

(Check One):          ☐ Form 10-K and Form 10-KSB ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q and Form 10-QSB
☐ Form N-SAR
For Period Ended: March 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I — Registrant Information
Full Name of Registrant

Vyrex Corporation
Former Name if Applicable
n/a
Address of Principal Executive Office (Street and Number)
2159 Avenida de la Playa
City, State and Zip Code
La Jolla, California 92037
Part II — Rules 12b-25(b) and (c)
If the subject report could not be filed without unreasonable efforts or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)
(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; ☒
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,
11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form
10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and ☒
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
Part III — Narrative
State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and
Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.
The Company was not able to complete its interim financial statements due to the delay in the completion of the 2005 annual audit. The Company needs extra time to complete its 10QSB and will expect to file by May 20, 2006.

Part IV — Other Information
(1)	Name and telephone number of person to contact in regard to this notification
G. Dale Garlow(858) 454-4446
(2)	Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☐ Yes ☒ No
Form 10K SB for the Fiscal Year ended December 31, 2005.
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes ☒ No
If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Vyrex Corporation
(Name of Registrant as specified in charter)
has caused this notification to be signed on its behalf by the undersigned there unto duly authorized.

Date: May 15, 2006	By /s/ G. Dale Garlow
G. Dale Garlow, Chief Executive Officer